Exhibit 99.2

January 17, 2008

Alberta Securities Commission
Executive Director
4'h Floor, 300 – 5th  Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
P.O. Box 10142

9th  Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:

Western Wind Energy Corp.

 Change of Auditor Notice dated January 16th, 2008

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

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We are in agreement with the statements made in the first paragraph as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to Deloitte & Touche LLP Chartered Accountants.

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We are in agreement with the statements made in the second paragraph.

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We have no basis to agree or disagree with the statements contained in the third paragraph.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors

A member firm of Ernst & Young Global Limited